NEW DIMENSION HOLDINGS, INC.

(Formerly Palm Springs Airways Corp.)

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficit)

(unaudited)

	Common Stock
	Shares	Amount	Paid in Capital in Excess of Par Value	Deficit Accumulated During Development Stage	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2012	600,000	$ 600	$ 670,797	$ (736,566)	$ (65,169)

Related party liability forgiveness pursuant to settlement agreement	-	-	64,748	-	64,748

Settlement payment made by related parties on behalf of the Company	-	-	9,350	-	9,350

Shares issued for services at $0.001 per share on June 12, 2013, adjusted for split	3,333,333	3,333	6,667	-	10,000

Shares issued on split for fractional shares	105	-	-	-

Shares issued for services at $0.001 per share on August 20, 2013	10,000,000	10,000	-	-	10,000

Net loss for the 9 months ended September 30, 2013	-
Balance, September 30, 2013	13,933,438	$ 13,933	$ 751,562	$ (776,012)	$ (10,517)